Mail Stop 3561

July 28, 2006

Neil Cole, Chief Executive Officer
Iconix Brand Group, Inc.
1450 Broadway
New York, New York 10018

> **Re: Iconix Brand Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 30, 2006**
> **File No. 333-135496**
> **Annual Report on Form 10-K for the Year Ended December 31, 2005**
> **Filed March 21, 2006**
> **File No. 1-10593**

Dear Mr. Cole:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

What you will receive, page 7

1. We note that existing Mossimo, Inc. stockholders may also receive additional merger consideration if the price of Iconix Brand Group, Inc. common stock does not exceed $18.71 for at least twenty consecutive trading days during the

year following the merger. Please revise to provide an example illustrating the amounts of additional shares that Mossimo stockholders may receive, based on recent stock prices. Also, please revise to clarify that Iconix's stock price has not exceeded $18.71 in recent years. Further, please discuss when Mossimo stockholders may expect to receive the additional shares of Iconix's common stock and whether any shares of common stock will be reserved or held in escrow for these stockholders.

2. We note that you state that 3,607,524 shares of Iconix common stock will be issued. Please revise throughout to clarify that this amount does not include the additional merger consideration.

Interests of Mossimo's Directors and Executive Officers, page 9

3. Please revise to include the cash payments to be received by each affiliate for vested and unvested options.

Transaction-Related Costs and Financing Arrangements, page 10

4. Please revise to state that $33 million will be paid to Cherokee, Inc.

Conditions to Closing, page 10

5. We note that as a condition to closing, no more than 5% of Mossimo's stock may be dissenting shares. Please refer to section 5.1(m) of the merger agreement. Please discuss this closing condition, here and on page 58.

Termination of the Merger Agreement, page 11

6. Please revise, here and on page 62, your statements regarding the SEC "clearing" the prospectus.

Risk Factors, page 21

Risks Relating to the Merger, page 21

7. Please revise to include a risk factor that discusses the pending litigation involving Mr. Giannulli and the merger agreement with Iconix, as disclosed on page 69.

The Merger, page 36

Background and Reasons for the Merger, page 36

8. Please expand the background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting among the representatives of Mossimo and Iconix. For example, please revise so that it is clear how the final structure and terms were reached, including the termination and settlement agreement and the $90 million financing arrangement. In addition, please discuss whether any negative factors regarding the Iconix proposal were considered during the negotiations.

9. Please revise to describe Cherokee's reasons for making its proposal on April 17th and for accepting the termination and settlement agreement with Iconix. Please also describe any discussions after April 17th regarding the Cherokee proposal and the termination and settlement agreement. Please further describe the reasons why Mossimo decided to reject Cherokee's proposal and to continue the merger transaction with Iconix. Specifically, please address whether Mossimo's stockholders would receive greater value for their shares under the Cherokee or Iconix proposals. Please discuss the business reasons for Iconix's decision to pay $33 million to Cherokee. In addition, please discuss whether Iconix considered increasing its bid price or the merger consideration in response to Cherokee's offer.

10. We note that you state that board was not able to determine whether Cherokee's offer was superior in part based on the financing and due diligence contingencies. Please further describe these contingencies and address how this compares to the $90 million financing contingency of the Iconix proposal.

11. Please disclose whether it would be possible for Mossimo to accept Cherokee's offer should Mossimo's stockholders vote against the proposed merger between Iconix and Mossimo.

12. Please revise to clarify whether the special committee considered or recommended either of the Iconix or Cherokee proposals.

Position of Mossimo as to the Fairness of the Merger; Recommendation…, page 39

13. Please describe any negative factors that were considered in recommending the merger. Please also revise the second and fifth bullets to address the alternative Cherokee offer which appears to be for a higher price.

The Merger Agreement, page 56

14. Please revise your statements that the summary is "qualified in its entirety by reference to the full text of the merger agreement" and that "the summary may not contain all of the information about the merger agreement that is important to you."

Representations and Warranties, page 57

15. We note that in the third paragraph on page 58 you state that the summary "is not intended to provide any other factual information about Mossimo" and that investors "should not rely on the representations and warranties…." Please revise to remove any potential implication that the merger agreement and summary do not constitute public disclosure under the federal securities laws.

Unaudited Pro Forma Condensed Combined Financial Statements, page 99

16. We note that you acquired the "principal assets" of Joe Boxer Company, LLC in July 2005, the "principal assets" of Rampage Licensing, LLC in September 2005, and "certain assets" of MUDD (USA) LLC in April 2006. Please tell us in detail how each group of purchased assets constitutes a business under the guidance in EITF 98-3. Please demonstrate how each acquisition represents a self-sustaining integrated set of activities containing all of the necessary inputs, processes, and outputs to be considered a business under EITF 98-3. For any necessary inputs, processes, or outputs not included as part of the acquired assets, please explain how these missing items are only minor and how the acquired assets are still capable of continuing normal operations and sustaining a revenue stream on their own.

Notes to Unaudited Pro Forma Condensed Combined Statements of Operations, page 103

17. Please note that pro forma interest expense should be based on either the current interest rate or the interest rate for which you have a commitment. Since it appears that the interest rates used to finance your Mudd and Mossimo acquisitions were or are expected to be at variable rates, please use current interest rates rather than interest rates prevailing during the period covered by the pro forma information. If current interest rates have been reflected in the table, please revise to clearly disclose.

18. Please explain why the guaranteed minimum royalty revenue adjustment described in footnote (i) is appropriate to include in your pro forma results. In your response, please confirm that the revenue adjustment represents incremental royalties above and beyond what Mudd had historically earned from this trademark.

19. Please tell us what the licensing agent and termination fees described in footnote (j) represent. Please tell us how these charges are directly attributable to your acquisition of Mudd.

20. Please tell us how the Cherokee commission and executive compensation charges described in footnote (o) are directly attributable to your acquisition of Mossimo and why they should be excluded from your pro forma statements of operations. If you determine that these charges were not directly attributable to your Mossimo acquisition, please revise your pro forma statements of operations accordingly.

21. Please disclose how you calculated pro forma basic and diluted earnings per share amounts for each period presented. In doing so, please disclose the assumptions used to compute the pro forma weighted average number of shares outstanding, including dilutive potential common shares included in the computation of pro forma diluted earnings per share. Please also disclose the number of potentially dilutive securities excluded from the calculation of pro forma diluted earnings per share because their inclusion would have been antidilutive.

Selling Stockholders, page 108

22. Please revise footnote 3 to clarify that Mr. Giannulli intends to transfer the after-tax equivalent of one-half of the consideration he receives in the merger, as disclosed on page 9.

Exhibit Index

23. We note your representation at the end of your Exhibit Index indicating that you will furnish to us copies of any of your omitted schedules and exhibits upon request. Please provide us with a list briefly identifying the contents of all of your omitted schedules or similar supplements to your transaction.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Cash Flows, page F-7

24. We note that you classify "Factored accounts receivable and payable to factor, net" within financing activities on your statements of cash flows and that this line item was previously included in operating activities within your Annual Report on Form 10-K for the fiscal year ended December 31, 2004. Please tell us why you reclassified this line item in your statements of cash flows and why you believe that the reclassification should not be reported as an error correction in accordance with APB 20. We note that the reclassification was material to all

years presented and that it resulted in operating cash flows for the eleven months ended December 31, 2004 changing from an inflow to an outflow. As there does not appear to be mention of the reclassification or the nature of this line item and the related balance sheet line item in your filing, please ensure you indicate what this line item represents and how your current classification is consistent with SFAS 95.

Note 2. Unzipped Apparel, LLC ("Unzipped"), page F-14

25. We note that Unzipped was previously managed by Sweet Sportswear, LLC pursuant to a management agreement in which Sweet Sportswear guaranteed net income of Unzipped would be no less than $1.7 million for each year during the term of the agreement. Regarding the shortfall payments that resulted from this management agreement, please provide us with the following information:

- Explain why you classified the shortfall payment as a reduction of cost of goods sold in the eleven-month prior year and the fiscal year ended January 31, 2004 in your statements of operations;

- Tell us why you changed how these shortfall payments were recorded from the prior year presentation as cost of goods sold to the current fiscal year presentation as a reduction of selling, general, and administrative expenses;

- Explain why it appears shortfall payments continued to be recognized subsequent to the August 5, 2004 termination of the Sweet Sportswear management agreement; and

- Considering the ongoing litigation with Sweet Sportswear, please tell us how you determined it was appropriate to recognize the shortfall payments into income prior to settlement of the legal proceedings.

Note 4. Acquisition of Joe Boxer, page F-16

26. We note that you assumed a K-mart loan in your acquisition of the Joe Boxer brand. Please tell us why your purchase price allocation does not reflect this assumed loan. See paragraphs 35-37 of SFAS 141.

Note 6. Other Intangibles, net, page F-18

27. We note that you changed the useful lives of your Candie's and Bongo trademarks from definite to indefinite-lived effective July 1, 2005. We further note that you have assigned indefinite lives to your recently acquired Joe Boxer, Rampage, and Mudd trademarks. Please tell us in detail how you determined these trademarks have indefinite lives by addressing each of the factors in

paragraph 11 of SFAS 142. Please also demonstrate that there is no foreseeable limit to the period over which the trademarks are expected to contribute to your cash flows. In your response, please address how you reached your conclusion despite the fact that your Candie's and Bongo trademarks were previously amortized over 20 years, as opposed to an allowable 40 years, and despite heavy reliance of some of your brands on individual license arrangements. For instance, it appears that your Joe Boxer brand is primarily sold under your Kmart license and we note your disclosure on page 9 that "since Kmart's bankruptcy in 2002, Kmart has not approached the sales levels of Joe Boxer products needed to trigger royalty payments in excess of its guaranteed minimums."

Note 18. Change in Fiscal Year End, page F-28

28. Please explain why your cost of goods sold for the eleven months ended December 31, 2004 exceeds the cost of goods sold amount assumed in your twelve months ended December 31, 2004 disclosures. Considering gross profit increased by approximately 40% when adding an additional month, please also explain why income before income taxes declined slightly.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or William Choi, Accounting Branch Chief, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Peggy Kim, Senior Attorney, at (202) 551-3411, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard DiStefano, Esq.
       Blank Rome LLP
       Via Fax: (917) 332-3762